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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Navigant International, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
63935R108
(CUSIP Number)
Jens Peters
General Counsel
TQ3 Travel Solutions Management Holding GmbH
Gustav-Deetjen-Allee 2-6
28215 Bremen
Federal Republic of Germany
Telephone: +49-421-3500-0

Copy to:

Sina R. Hekmat, Esq.
Jones Day
Hochhaus am Park
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany
Telephone: +49-69-9726-3994
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935R108	Schedule 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: TQ3 Travel Solutions Management Holding GmbH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 63935R108	Schedule 13D	Page 3 of 5 Pages
Item 1. Security and Issuer.
     This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 11, 2005, as amended on June 30, 2005 (the “Schedule 13D”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of Navigant International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 84 Inverness Circle East, Englewood, CO 80112.
     Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, terms used but not defined herein in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is amended and supplemented as follows:
     Not Applicable.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is amended and supplemented as follows:
     Pursuant to the Purchase Agreement (the “Purchase Agreement”), dated as of December 22, 2005, by and between the Reporting Person and Preussag Finanz- und Beteiligungs-GmbH (“Preussag Finanz”), the Reporting Person has disposed of 1,707,100 shares of Common Stock, which reflects the disposition of all of the Reporting Person’s interest in the Common Stock.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and supplemented as follows:
(a)	As of the date hereof, the Reporting Person is no longer the beneficial owner of any of the Exhibit 1 shares of Common Stock.

(b)	The Reporting Person no longer has the power to vote or to further dispose of the shares of Common Stock described in (a) above.

(c)	The Reporting Person sold all of its beneficial interest in the Common Stock of Issuer. The sale was effected by the Reporting Person pursuant to the Purchase Agreement. Except as described herein, the Reporting Person has not effected any other purchases of any shares of Common Stock during the past 60 days.

Except as described herein, neither the Reporting Person nor, to its knowledge, any person named on Schedule I to the Schedule 13D, TUI AG, or any person named on Schedule II to the Schedule 13D, has effected any transaction in the Common Stock during the past 60 days.

(d)	The Reporting Person no longer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended and supplemented as follows:
Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and the Reporting Person.

CUSIP No. 63935R108	Schedule 13D	Page 4 of 5 Pages
Item 7. Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is amended and supplemented as follows:
Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and the Reporting Person.

CUSIP No. 63935R108	Schedule 13D	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2005

TQ3 TRAVEL SOLUTIONS MANAGEMENT HOLDING GMBH
By:	/s/ Stephan Baars
	Name:	Stephan Baars
	Title:	Chief Financial Officer

By:	/s/ Jens Peters
	Name:	Jens Peters
	Title:	General Counsel